Dynamex Trading, LLC

Exemption Report
September 30, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934.

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Members of Dynamex Trading, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Dynamex Trading, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Dynamex Trading, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii), (the exemption provisions) and (b) Dynamex Trading, LLC stated that Dynamex Trading, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Dynamex Trading, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dynamex Trading, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
November 10, 2025

The Exemption Report

Dynamex Trading, LLC (the Company), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3: (k)(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Dynamex Trading, LLC

I, Michael Clark, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Mike Clark Date 11/6/2025

Title: Chief Financial Officer